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Registration Withdrawal

                       [PAV Republic, Inc. Letterhead]
October 13, 2005

Via Edgar and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
Attn: Andrew Schoeffler

Re: PAV Republic, Inc. Registration Statement on Form S-1
---------------------------------------------------------


(Commission File No. 333-120751) Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consents to the withdrawal of its Registration Statement on Form S-1, together with all amendments and exhibits thereto, Commission File No. 333-120751 (the "Registration Statement"). The Registration Statement was originally filed with the Commission on November 24, 2004 and Amendment No. 1 to the Registration Statement was filed with the Commission on March 22, 2005.

The Registrant has been informed by certain of its principal shareholders that they do not intend to proceed with the proposed transaction at this time. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement.

Accordingly, we request that an order consenting to the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please send copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at PAV Republic, Inc., 3770 Embassy Parkway, Fairlawn, Ohio 44333-8367.

If you have any questions regarding the foregoing application for withdrawal, please contact Jason R. Norton at Kirkland & Ellis LLP at (212) 446-4793.


                                                  Sincerely,

                                                  PAV Republic, Inc.

                                          by:   /s/ George E. Strickler
                                                 _____________________
                                                 George E. Strickler
                                                 Chief Financial Officer